08027099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50625

RECD S.E.C.
FEB 28 2008
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **New Vernon Securities, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Gatehall Drive
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Feltz 973-644-2400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Feltz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm New Vernon Securities, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Feltz
Signature

CFO
Title

Cynthia Marinese
Notary Public

CYNTHIA A. MARINESE
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2289681
Commission Expires 8/9/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW VERNON SECURITIES, L.L.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-50625

YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT

NEW VERNON SECURITIES, L.L.C.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
New Vernon Securities, L.L.C.

We have audited the accompanying statement of financial condition of New Vernon Securities, L.L.C. as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Vernon Securities, L.L.C. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 22, 2008

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,2007

Assets		
Cash	$	52,008
Deposit – clearing agent		299,988
Commission receivable from clearing agents		16,411
Deposits - other		522
	$	368,929
Liabilities and Member's Equity		
Accounts payable to non-customers	$	21,217
Due to parent		203,770
	$	224,987
Member's equity		143,942
	$	368,929

See notes to financial statements.

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenues		
Institutional commissions, net of clearing agent fees	$	229,300
Expenses		
Management fees – Parent		567,610
Professional fees		42,235
Regulatory fees and costs		20,138
Brokerage and trading fees		32,586
Quotation expense		7,591
Insurance		963
		671,123
		(441,823)
Other income		
Miscellaneous income		35,334
Interest income		14,123
		49,457
Net loss	$	(392,366)

See notes to financial statements

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	476,308
Member's contributions		60,000
Net loss		(392,366)
Balance, December 31, 2007	$	143,942

See notes to financial statements.

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net loss	$ (392,366)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Commission receivable from clearing agents	9,281
Deposit – clearing agent	200,012
Deposits - other	(162)
Accounts payable to non-customers	6,788
Net cash used in operating activities	(176,447)
Cash flows from financing activities	
Due to parent	159,610
Member's contribution	60,000
Net cash provided by financing activities	219,610
Net increase in cash	43,163
Cash, beginning of year	8,845
Cash, end of year	$ 52,008

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION AND NATURE OF OPERATIONS

New Vernon Securities, L.L.C. ("NVS"), a single member limited liability company, was organized on October 21, 1997 in the state of New Jersey and began operations during 1998. NVS is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NVS serves as an introducing broker on behalf of institutional clients of its affiliated investment advisor and parent, New Vernon Associates, Inc. ("NVA"), which owns 100% of NVS. NVS works with NVA's clients utilizing various brokers and dealers to execute securities transactions recommended by NVA. As an introducing broker, NVS receives fees and/or commissions from broker-dealers who execute trades for introduced customers. NVS is also utilized by NVA to distribute proprietary research reports and analyses prepared by NVA to clients and executing broker-dealers and receives commissions from such executing broker-dealers for trades resulting from such research. NVS also executes trades on an agency basis for its institutional clients.

NVS does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
NVS places its cash with a financial institution that have offices located in New Jersey. Balances are insured by the Federal Deposit Insurance Corporation for up to $100,000.

Commission Receivable from Clearing Agents
Commission receivable from NVS's clearing agents for securities transactions that have not reached their contractual settlement date are recorded net of the amounts owed to the clearing agents on the statement of financial condition.

Member Equity
In accordance with the operating agreement, the member has made an initial capital contribution to NVS in cash. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. No interest shall be due from NVS on any capital contribution from the member. Net income and net losses in respect of each fiscal year of NVS shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of NVS beyond the member's respective capital contribution.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues
Institutional commission revenue is recorded on a trade-date basis as securities transactions occur.

Income Taxes
NVS is organized as a limited liability company ("LLC") whereby the member accounts for NVS's earnings, losses, deductions and credits on its corporate income tax returns. Accordingly, these statements do not include a provision for Federal and state income taxes.

3 - AGREEMENTS WITH CLEARING AGENTS

NVS has entered into agreements with various clearing agents who carry the cash and margin accounts and clear transactions for NVS's customers. NVS determines the amount of the commissions to be charged by the clearing agents to NVS's customers. These commissions are collected by the clearing agents who remit all collections to NVS after deducting their own fees. The total fees deducted by the clearing agents during 2007 were approximately $30,000. The agreements may be terminated by either party without cause ranging from thirty to ninety days written notice depending on the clearing broker.

One of the clearing agents required NVS to maintain an escrow deposit of approximately $300,000 as of December 31, 2007.

4 - RELATED PARTY TRANSACTIONS

A management agreement provides for management fees based on an allocation of expenses paid for by NVA on behalf of NVS. During 2007, NVS incurred management fees to NVA of $567,610.

Management of NVS has established a policy of distributing cash at its discretion to NVA as long as such distributions do not bring NVS below its required capital.

5 - REGULATORY REQUIREMENTS

NVS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c31), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, NVS had net capital of $143,420 as defined in Rule 15c3-1, which was $43,420 in excess of its required net capital of $100,000. NVS's net capital ratio was 1.57 to 1.

6 - CUSTOMERS/CLEARING AGENTS

During 2007, NVS received 100% of its institutional commission revenues from its customers through two clearing agents.

7 - SUBSEQUENT EVENT

In January 2008, NVA was acquired by an unrelated third party.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2007

SCHEDULE I

NEW VERNON SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Computation of net capital		
Total member's equity	$	143,942
Deductions and/or charges		
Non-allowable assets		
Deposits - other		(522)
Net capital before haircuts		143,420
Haircut on proprietary positions and commitments		
2% haircut of cash in money market funds		--
Net capital	$	143,420
Computation of aggregate indebtedness		
Accounts payable and other liabilities includable in aggregate indebtedness	$	224,987
Aggregate indebtedness	$	224,987
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	14,998
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)		100,000
Excess net capital	$	43,420
Excess net capital at 1000 percent	$	120,921
Ratio: aggregate indebtedness to net capital		1.57 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) Focus report as amended.	$	143,420
Increases (decreases) resulting from December 31, 2007 audit adjustments, net		--
Net capital, as included in this report	$	143,420

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTUE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
New Vernon Securities, L.L.C.

In planning and performing our audit of the financial statements of New Vernon Securities, L.L.C. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 22, 2008

END